Exhibit 99.101

January 28, 2021

British Columbia Securities Commission
Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission

Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities (Newfoundland & Labrador)
Autorité des Marchés Financiers (Québec)

Dear Sirs / Mesdames:

Re:        The Valens Company Inc.

We refer to the short form base shelf prospectus (the “Prospectus”) of The Valens Company Inc. (previously Valens GroWorks Corp.) (the "Company") dated January 28, 2021 relating to the offering of securities of the Company for aggregate proceeds of up to $150,000,000.

We consent to being named and to the use, through incorporation by reference in the above- mentioned Prospectus, of our report dated February 24, 2020 to the shareholders of the Company on the following consolidated financial statements:

Consolidated statements of financial position as at November 30, 2019 and 2018;

Consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended November 30, 2019 and 2018, and a summary of significant accounting policies and other explanatory information.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements. We have complied with Canadian generally accepted standards for an auditor's consent to the use of a report of the auditor included in a Prospectus, which does not constitute an audit or review of the prospectus as these terms are described in the CPA Canada Handbook – Assurance.

Page 2…

Yours very truly,

DAVIDSON & COMPANY LLP

Chartered Professional Accountants